345 Park Avenue New York, NY 10154-1895	Direct 212.407.4000 Main 212.407.4000 Fax 212.407.4990

June 16, 2022

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Technology

100 F Street, N.E.

Washington, D.C. 20549

Attn: Patrick Faller

Re:	Cleantech Acquisition Corp. Amendment No. 3 to Registration Statement on Form S-4 Filed May 23, 2022 File No. 333-262431

Dear Mr. Faller:

On behalf of our client, CleanTech Acquisition Corp., a Delaware corporation (the “Company”), we submit to the staff of the Division of Corporation Finance of the Commission (the “Staff”) this letter setting forth the Company’s response to the comments contained in the Staff’s letter dated June 14, 2022 (the “Comment Letter”) regarding the Company’s Amendment No. 3 to the registration statement on Form S-4 filed on May 23, 2022 (the “Amendment No. 3”).

The Company has filed via EDGAR Amendment No. 4 to the Registration Statement (the “Amendment No. 4”), which reflects the Company’s responses to the comments received by the Staff and certain updated information. Please note that our responses below, insofar as relevant information relates to Nauticus Robotics, Inc., a Texas corporation (“Nauticus”) or matters arising from Nauticus’ participation in the preparation of Amendment No. 4, are based on our discussions with and information received from Nauticus or its counsel, Winston & Strawn LLP, who have similarly participated in the preparation and review of this response letter.

For ease of reference, each comment contained in the Comment Letter is printed below and is followed by the Company’s response. All page references in the responses set forth below refer to the page numbers in the Amendment.

Amendment No. 3 to Registration Statement on Form S-4 filed May 23, 2022

Summary of the Proxy Statement/Prospectus

The Parties to the Business Combination

Nauticus Robotics, Inc., page 22

1.	We note your revised disclosure about the Aquanaut on page 23 stating that “Nauticus has produced two units, one developmental unit and a pre-production unit.” Advise if the two Aquanauts already produced include the “pre-production” unit. Additionally, revise your disclosure to clarify what is meant by “pre-production.”

Response: The Company acknowledges the Staff’s comment and advises that Staff that it has revised its disclosures on page 23 to address the Staff’s comment.

Services and Revenue, page 24

2.	We note your response to prior comment 5. However, as previously requested, your response does not “tell us whether the added projections were prepared as part of the projected financial information that Nauticus provided to CLAQ prior to its approval of the Business Combination.” The financial projections disclosed under the caption “Certain Nauticus’ Projected Financial Information” do not include separate line items for “Services” and “Direct Product Sales.” Disclose whether these projections, i.e. the separate projections disclosing projected revenues for “Services” and “Direct Product Sales,” were prepared by Nauticus’ management and included in the information provided to and relied upon by the Company and the CLAQ Board for purposes of its financial analyses and approval, as summarized on page 113. If so, please include these line items in your disclosure on page 113. If not, please disclose when these additional projections were prepared and who prepared them.

Response: The Company acknowledges the Staff’s comment and advises that Staff that it has revised its disclosures on pages 26 and 119 - 121 to address the Staff’s comment.

3.	Additionally, we note your revised disclosure stating that “[i]n 2024, the service fleet is expected to expand and the revenue from the RaaS business is estimated to account for $117.4 million of the total projected revenue of $146.0 million from services.” As these projections do not appear in your disclosure on page 113, clarify whether your statements on page 25 are subject to the same qualifications and assumptions that footnote (1) to your table on page 25 states apply to the disclosures in the table. Further, as your projections on page 113 do not include information about “Services” and “Direct Product Sales,” tell us if additional assumptions were needed to compute these figures and make the appropriate disclosures. In that regard, your additional projections on page 25 seem to depend on information not addressed on pages 113 and 114, including the amount of services you will be providing as commercial services and engineering services and the amount of product sales of the Aquanaut and Argonaut, for example. With a view toward supplemental disclosure, tell us how Nauticus has a reasonable basis to make such projections about its “Services” and “Direct Product Sales” through 2024 and clearly disclose the basis for projecting this revenue growth and the factors or contingencies that would affect such growth ultimately materializing.

Response: The Company acknowledges the Staff’s comment and advises that Staff that it has revised its disclosures on pages 26 and 119-121 to address the Staff’s comment.

Ownership of the Post-Business Combination Company After the Closing, page 32

4.	We note your response to prior comment 8. Clarify whether Roth and Lake Street were engaged by CLAQ for services to be provided in connection with the business combination transaction with Nauticus or advise.

Response: Roth and Lake Street were not engaged by CLAQ for services provided in connection with the business combination transaction with Nauticus.

Risk Factors

Nauticus has identified a material weakness in its internal control over financial reporting. This material weakness could..., page 45

5	We note your added disclosure on page 65 that you hired a senior accountant and accounts receivable staff as of March 31, 2022 as part of your plan to remediate the material weakness in internal controls over financial reporting. Please revise to disclose this information here. Also, with regard to your statement that you expect to hire new personnel by the end of April 2022, clarify what other full-time employees, if any, you have hired or still plan to hire.

Response: The Company acknowledges the Staff’s comment and advises that Staff that it has revised its disclosures in the “Risk Factors” section on page 65 to address the Staff’s comment.

Certain Nauticus’ Projected Financial Information, page 112

6.	We note your response to prior comment 12 and reissue our comment in part. We also note your disclosure that “Nauticus provides all labor and other operating costs associated with the deployment of the Hydronaut and Aquanaut, unless otherwise prescribed by the secondary contract that the lease supports.” Clarify whether the Hydronaut is included in your 18-month lease contract or subject to other lease contracts that you characterize as not “precisely” RaaS leases. In that regard, we note your disclosure on page 23 that the “first Hydronaut is currently fulfilling charter days for a Large Confidential Government Contractor.” Further, we note your revised disclosure does not indicate to what extent labor and other operating costs are provided for by secondary contracts in your 18-month lease agreement for the Aquanaut and/or the Hydronaut. Clearly disclose what costs or services Nauticus is providing in connection with the operation of the Aquanaut and/or Hydronaut for this 18-month lease arrangement or in other similar arrangements, including to what extent you are providing “some” of the labor costs associated with any such deployment(s). Additionally, to the extent this 18-month lease agreement is not described in your contract to be provided as Exhibit 10.25, please supplementally provide us the relevant agreement(s).

Response: The Company acknowledges the Staff’s comment and advises that Staff that it has revised its disclosures on page 121 to address the Staff’s comment.

Related Party Loans, page 232

7.	We note your response to prior comment 17. In your response to us dated April 27, 2022, you stated that “Chardan has not loaned funds to CLAQ since the beginning of last fiscal year.” As previously requested, revise your disclosure here to disclose (1) any outstanding loans made by Chardan Capital Markets, LLC or (2) any outstanding loans made by the officers or directors of CLAQ’s Co-Sponsors. If there are no such loans, include such disclosure in your proxy statement/prospectus.

Response: The Company acknowledges the Staff’s comment and has revised its disclosure on page 242 to address the Staff’s comment.

Cleantech Acquisition Corp. Notes to Consolidated Financial Statements Note 1. Description of Organization and Business Operations, page F-7

8.	We note your revised disclosures in response to prior comment 18. Please tell us how you determined that the warrants will be exercisable into 3,063,735 shares of the Combined Company’s common stock. In this regard, you state that the number of shares of common stock into which the warrants are exercisable is equal to 100% of the outstanding principal amount to the Debentures divided by a conversion price of $15.00, which would appear to equate to 2,530,612 shares.

Response: The Company acknowledges the Staff’s comment and has corrected the disclosure on the Letter to the Stockholders and throughout the Amendment No. 4 to be consistent with the terms of the agreements (see Exhibit 10.14 and 10.14.1), and to address the Staff’s comment.

Nauticus Robotics, Inc. Notes to Consolidated Financial Statements

Note 2. Summary of Significant Accounting Policies

Revenue, page F-79

9.	You state in your response to prior comment 20, as well as your revised disclosure on page F-59, that there are no remaining performance obligations that are not included on your balance sheets. Please tell us how the various contracts disclosed in the table on page 175 were considered in your remaining performance obligations disclosures.

Response: The Company acknowledges the Staff’s comment and advises the Staff it has revised the disclosure on page F-60 and page F-80 of Amendment No. 4 in response to the Staff’s comment.

In addition to the disclosures on pages F-60 and F-80, please see the table below regarding unfulfilled performance obligations for the uncompleted contracts as of March 31, 2022, which are evaluated below in the designated footnotes. The table below also includes some of the contracts from Page 183 and other uncompleted sales contracts. All other contracts have been completed in full and there are no remaining performance obligations. If any of our contracts were to be modified or terminated, the expected value of the unfilled performance obligations of such contracts would be reduced.

			Recognized Through	Unfulfilled
Product/Contract	Footnote	Total Contract	March 31, 2022	Performance Obligation
Large Confidential Government Contractor - Aquanaut Charter(a)	a)	2,270,000	1,135,000	1,135,000
Large Confidential Government Contractor(b)	b)	9,544,084	4,037,475	5,506,609
Defense Innovation Unit(c)	c)	3,432,584	261,134	3,171,450
Triumph Subsea Construction Limited(d)	d)	54,200,000	-	54,200,000
IKM Subsea AS(e)	e)	330,000	-	330,000

Total Revenue		69,776,668	5,433,609	64,343,059

(a)	The Large Confidential Government Contractor – Aquanaut Charter relates to the 18-month lease of an Aquanaut vehicle as more fully described in Note 2 to the audited financial statements. The unfulfilled performance obligations are disclosed in Note 2 to the audited financial statements.
(b)	The Large Confidential Government Contractor contract is a cost plus fixed fee contract in which revenue is being recognized over time. There are no future performance obligations that are not already included in the balance sheet and disclosed in Note 2 to the audited financial statements.
(c)	The Defense Innovation Contract is a fixed fee contract in which revenue is recognized at various points in time based on the completion of separate and distinct stages.
(d)	The Triumph Subsea Construction Limited contract is for delivery of 4 Aquanauts and 4 Hydronauts from 2022 through 2025 in Note 1 to the audited financial statements. The construction of the vessels is underway and current costs related to these vessels are recorded in WIP – Inventory as of the first quarter of 2022.
(e)	There is a sales contract with an unrelated third party to deliver 1 Olympic Arm during the year ending December 31, 2022. This contract was not included in the table on Page 183 as revenue will not be recognized until final delivery and acceptance of the Olympic Arm.

10.	We note your response to prior comment 21. Please provide us with your analysis as to why the costs related to the construction of this Aquanaut vehicle qualified to be expensed as incurred rather than capitalized as a tangible asset. Refer to guidance in ASC 730-10-25-2, which states that equipment constructed for research and development (R&D) activities that have future uses, including in R&D projects or otherwise, should be capitalized as tangible assets when constructed. In your response, specifically address what your intended purpose was for constructing this vehicle and what you planned to use it for once constructed.

Response: The Company acknowledges the Staff’s comment and responds as follows:

Nauticus’ intended purpose of the Aquanaut vessel was to focus on research and development and the required technology to improve the design and performance of the vessel under a variety of subsea conditions. Through this engineering process Nauticus created the two pre-production units. Subsequently Nauticus was approached by a customer and proposed to repurpose the second preproduction unit for use on the customer’s R&D program.

Nauticus reviewed the guidance in ASC 730-10-25-2, in regard to capitalizing R&D costs under alternative future uses. Management determined that materials and equipment acquired and or constructed for R&D activities had no alternative future use, and therefore no separate economic value.

11.	We note from your response to comment 30 in your letter dated April 27, 2022 that you began leasing a Hydronaut I vehicle in the first quarter 2022. To the extent material, please revise to include information related to that lease agreement, including the lease start date, lease amount and rental income recorded during the period. Refer to ASC 842-30-50. Also, tell us where the Hydronaut rental income is reflected in the table on page F- 80, as it appears the vehicle lease revenue relates only to the Aquanaut lease agreement.

Response: The Company acknowledges the Staff’s comment and advises that Staff that it has revised its disclosures on pages 24 and 164 to address the Staff’s comment. Additionally, the Company would like to note that the Hydronaut rental income is not included in the table on page F-80 as there is no determinable number of revenue days to calculate any future obligation. Nauticus’ management does not believe any revenue related to the lease of the Hydronaut 1 would have any material impact on the operations of the Company and therefore does not deem any further necessary disclosure.

Exhibits

12.	Refer to prior comment 22. Revise the legend on the first page of each redacted exhibit to conform to the requirements set forth in Item 601(b)(10)(iv) of Regulation S-K. Specifically, state, if true, that certain identified information has been excluded from the exhibit because it is both not material and is the type that the registrant treats as private or confidential.

Response: The Company acknowledges the Staff’s comment and advises that Staff that it has revised Exhibits 10.20, 10.21, 10.22, 10.23, 10.24, 10.25, 10.30, and 10.31 to Amendment No. 4 accordingly.

Please do not hesitate to contact Jane Tam at (202) 524-8470 or Giovanni Caruso at (212) 407-4866 of Loeb & Loeb LLP with any questions or comments regarding this letter.

Sincerely,

/s/ Loeb & Loeb LLP

Loeb & Loeb LLP

cc: Eli Spiro

5